     As filed with the Securities and Exchange Commission on July 7, 2005.
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ----------------
                                   SCHEDULE TO
        TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                                ----------------
                              THE KOREA FUND, INC.

                       (Name of Subject Company (issuer))


                              THE KOREA FUND, INC.
                        (Name of Filing Person (offeror))

                                  COMMON STOCK,
                            $0.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                    500634100
                      (CUSIP Number of Class of Securities)

                              Bruce Rosenblum, Esq.
                              The Korea Fund, Inc.
                c/o Deutsche Investment Management Americas, Inc.
                                 345 Park Avenue
                            New York, New York 10154
                                 (800) 349-4281
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                ----------------
                                    COPY TO:
                             William D. Regner, Esq.
                            Debevoise & Plimpton LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 909-6000
                                ----------------

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
       TRANSACTION VALUATION                    AMOUNT OF FILING FEE
--------------------------------------------------------------------------------
           Not Applicable                          Not Applicable
--------------------------------------------------------------------------------

* Set forth the amount on which the filing fee is calculated and state how it was determined.


[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)
(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  Not applicable
Form or Registration No.:  Not applicable
Filing Party:  Not applicable
Date Filed:  Not applicable

[x] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

[ ] third party tender offer subject to Rule 14d-1
[X] issuer tender offer subject to Rule 13e-4
[ ] going-private transaction subject to Rule 13e-3
[ ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

Items 1-11

Not applicable.

Item 12. Materials to be Filed as Exhibits.

Text of Press Release issued by The Korea Fund, Inc. on July 7, 2005.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

                                                 (DEUTSHE ASSET MANAGEMENT LOGO)


PRESS RELEASE
--------------------------------------------------------------------------------
FOR IMMEDIATE RELEASE

FOR ADDITIONAL INFORMATION:
ROSALIA SCAMPOLI 212.250.5536, MEDIA
JONATHAN DIORIO 800.349.4281, INVESTORS


                         THE KOREA FUND, INC. ANNOUNCES
                          COMMENCEMENT OF TENDER OFFER

NEW YORK, NY, July 7, 2005 -- The Board of Directors of The Korea Fund, Inc. (NYSE: KF) today announced the commencement date for a tender offer for up to 22,350,747 shares, representing approximately 50% of its issued and outstanding shares of common stock in exchange for portfolio securities of the Fund at a price per share equal to 98% of the net asset value per share as of the day after the day the offer expires. The tender offer will commence on July 8, 2005 and remain open through August 19, 2005, unless extended.

On December 15, 2004, the Board approved this offer and a program for subsequent semi-annual offers, each to repurchase 10% of the Fund's shares then outstanding, at a price of 98% of net asset value on the day after the day the offer expires, in the three calendar years following completion of the initial offer. In each subsequent offer, participating holders would also receive a pro rata share of the Fund's portfolio. Each subsequent offer would be made, subject to regulatory approvals, fiduciary and other applicable requirements, if the Fund's shares trade on the New York Stock Exchange at an average weekly discount from net asset value greater than 5% during a 13-week measuring period ending the last day of the preceding half-year.

The tender offer is being conducted in order to provide shareholders with an alternative source of liquidity for their investment in Fund shares and as part of the Fund's continuous efforts to provide additional value to shareholders. The Board considered a full range of strategic and structural alternatives for the Fund and concluded that the tender offer is in the best interests of the Fund's shareholders at this time.

The Korea Fund, Inc. is a non-diversified, closed-end investment company. The Fund seeks long-term capital appreciation through investing primarily in equity securities trading on the Korean stock exchanges. Its shares are listed on the New York Stock Exchange under the symbol "KF".

                                      # # #

There can be no assurance that any action proposed or adopted by the Board will reduce or eliminate the discount at which the Fund's shares trade. The tender offer will be made only by the Offer to Repurchase and the related Letter of Transmittal. Shareholders should read these documents carefully when they become available to investors free of charge at the website of the Securities and Exchange Commission (www.sec.gov). Neither the Offer to Repurchase shares will be made to, nor will tenders pursuant to the Offer to Repurchase be accepted from or on behalf of, holders of shares in any jurisdiction in which making or accepting the Offer to Repurchase would violate that jurisdiction's laws. Tendering shareholders are required to appoint a Korean proxy, register with the Financial Supervisory Service of Korea and establish a Korean securities account. Please refer to the Offer to Repurchase and the Letter of Transmittal regarding details of the repurchase offer, including required procedures for properly tendering shares in the offer.

Investments in funds involve risks. Additional risks are associated with international investing, such as government regulations and differences in liquidity which may increase the volatility of your investment.

The Fund focuses its investments in certain geographical regions, thereby increasing its vulnerability to developments in that region. Investing in foreign securities presents certain unique risks not associated with domestic investments, such as currency fluctuation and political and economic changes and market risks. This may result in greater share price volatility. Shares of closed-end funds frequently trade at a discount to net asset value. The price of the Fund's shares is determined by a number of factors, several of which are beyond the control of the Fund. Therefore, the Fund cannot predict whether its shares will trade at, below or above net asset value.

This announcement is not an offer to purchase or the solicitation of an offer to sell shares of the Fund or a prospectus, circular or representation intended for use in the purchase or sale of Fund shares. Fund shares are not FDIC-insured and are not deposits or other obligations of, or guaranteed by, any bank. Fund shares involve investment risk, including possible loss of principal.



SCUDDER INVESTMENTS IS PART OF DEUTSCHE ASSET MANAGEMENT WHICH IS THE MARKETING NAME IN THE US FOR THE ASSET MANAGEMENT ACTIVITIES OF DEUTSCHE BANK AG, DEUTSCHE BANK TRUST COMPANY AMERICAS, DEUTSCHE ASSET MANAGEMENT INC., DEUTSCHE ASSET MANAGEMENT INVESTMENT SERVICES LTD., DEUTSCHE INVESTMENT MANAGEMENT AMERICAS INC. AND SCUDDER TRUST COMPANY. (07/05 39275)